14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

July 27, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Adopts Shareholder Rights Plan

Toronto and New York, July 27, 2006 -Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (the “Company”) today announced that its Board of Directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) to be effective as of August 4, 2006. The Rights Plan is designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the outstanding securities of the Company.

In approving the Rights Plan the Company intends to provide shareholders and the Board of Directors with adequate time to assess any take-over bid; to consider alternatives to a take-over bid as a means of maximizing shareholder value; to allow competing bids to emerge; and to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. Mountain Province’s Board of Directors is not currently aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans adopted by other Canadian companies and ratified by their shareholders.

Under the terms of the Rights Plan, one right (a “Right”) will be issued by Mountain Province in respect of each outstanding Mountain Province common share at the close of business on August 4, 2006 and in respect of each Mountain Province common share issued thereafter (subject to the terms of the Rights Plan). The Rights issued under the Rights Plan become exercisable only if a person acquires or announces its intention to acquire 20 percent or more of the common shares of the Company without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Mountain Province Board of Directors.

Should such an acquisition occur, Rights holders (other than the acquiring person or related persons) can purchase common shares of the Company at a substantial discount to the prevailing market price (as defined in the Rights Plan) at the time the Rights become exercisable.

“Permitted bids” under the Rights Plan must be made to all holders of Mountain Province’s common shares and must be open for acceptance for a minimum of 90 days (and up to 120 days in the event that a competing permitted bid emerges). If at the end of the 90 (or 120) day period at least 50 percent of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered and not withdrawn, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid.

Although effective as of August 4, 2006, the Rights Plan is subject to ratification by the Mountain Province shareholders at the Mountain Province annual and special meeting of shareholders scheduled for September 13, 2006, and, if ratified, the Right Plan must be confirmed at every third annual meeting thereafter. If not ratified at Mountain Province's shareholders' meeting scheduled for September 13, 2006, the Rights Plan and all of the Rights outstanding at the time will terminate. The Rights Plan has been accepted for filing by the Toronto Stock Exchange subject only to shareholder approval.

About Mountain Province
Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures in the Gahcho Kue diamond project located in Canada’s Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province currently also owns 34.2 percent of Camphor Ventures. De Beers is also the operator of the project and solely responsible for funding the project through to commercial production. By completing a bankable feasibility study De Beers has the right to increase its interest to 55 percent. Following construction and commissioning of a commercial mine, De Beers will have the right to increase its interest to 60 percent.

Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. The Gahcho Kué diamond mine is projected to have a project life of 24 years, with full production of approximately 3 million carats a year over 15 years.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

****

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252